EXHIBIT 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the year ended December 31, 2010 compared with the year ended December 31, 2009. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to March 10, 2011 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”). Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The Audit Committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Refer to Note 2 and Note 3 of the December 31, 2010 and 2009 audited consolidated financial statements for disclosure of the Company’s significant accounting policies and a discussion of changes in accounting policies and presentation, respectively.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

2010 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos Mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı and Kirazlı advanced-stage gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to existing mining operations.

Proven and probable reserves as at December 31, 2009 were 61.6 million tonnes grading 1.21 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of over 10 years at current production levels.

Turkey

In early 2010, the Company acquired the 5,343-hectare Ağı Dağı and Kirazlı gold development projects, which contain established mineral resources and several highly prospective exploration targets. In March 2010, the Company published a preliminary economic assessment technical report (the “Scoping Study”) evaluating the potential economics of developing Ağı Dağı and Kirazlı into gold mines.

The findings of the Scoping Study were positive and the Company is advancing the projects to the preliminary feasibility stage. The Scoping Study also presented an updated mineral resource estimate. Indicated resources at December 31, 2009 were 63.8 million tonnes grading 0.64 g/t Au and 5.20 grams of silver per tonne of ore (“g/t Ag”) for approximately 1.3 million ounces of gold and 10.7 million ounces of silver. Inferred resources were 26.4 million tonnes grading 0.74 g/t Au and 8.72 g/t Ag for 0.6 million ounces of gold and 7.4 million ounces of silver.

Fourth Quarter and 2010 Year Highlights

In the fourth quarter of 2010, the Company:

•	Produced 45,800 ounces of gold, the third highest quarterly production achieved to- date at Mulatos.

•	Recognized earnings of $20.1 million ($0.17 per basic share), consistent with record earnings of $20.1 million ($0.18 per basic share) in the fourth quarter of 2009.

•	Generated revenues of $60.8 million on the sale of 44,507 ounces of gold, a 16% increase from revenues of $52.6 million in the fourth quarter of 2009.

•	Completed construction of the new expanded leach pad (“North Mulatos Heap”) and commenced stacking in early November 2010.

•	Commissioned the new screening plant designed to increase crusher throughput by between 13% and 20%.

•	Commenced exploration drill programs at two high-priority exploration targets, El Carricito in Mexico and Çamyurt in Turkey.

2 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

In the year ended December 31, 2010, the Company:

•	Generated revenues of $189.3 million from the sale of 154,343 ounces at an average realized price of $1,226 per ounce.

•	Recognized record earnings of $65.7 million ($0.57 per basic share) compared to earnings of $56.0 million ($0.52 per basic share) in 2009.

•	Produced 156,000 ounces of gold at a cash operating cost of $302 per ounce of gold sold (total cash cost inclusive of royalties of $361 per ounce of gold sold).

•	Generated cash from operating activities of $89.6 million ($0.78 per basic share) compared to $95.6 million ($0.90 per basic share) in 2009.

•	Initiated a dividend program, paying $7.5 million in dividends during the year.

•	Acquired the Ağı Dağı and Kirazlı projects in Turkey and completed a positive scoping study supporting advancing the projects to the preliminary feasibility stage.

•	Reported a $12.5 million ($0.11 per basic share) gain on completion of a settlement agreement with Primero Mining Corporation (“Primero Mining”) in the third quarter.

•	Announced the discovery of high-grade mineralization at the San Carlos exploration project, in close proximity to the Mine.

•	Negotiated surface access agreements at the high-priority early stage El Carricito exploration target and started a first phase 10,000-metre drill program.

Results of Operations

Gold production and gold sales of 156,000 ounces and 154,343 ounces respectively, decreased 13% in 2010 compared to 2009. The table below outlines key production indicators in 2010 and 2009:

Production summary	Q1	Q2	Q3	Q4	2010	2009

Ounces produced (1)	41,600	38,400	30,200	45,800	156,000	178,500

Ore crushed (tonnes)	1,190,000	1,202,000	1,112,000	1,225,000	4,729,000	4,296,000
Grade (g/t Au)	1.76	1.64	1.63	1.37	1.60	1.81
Contained ounces stacked	67,300	63,400	58,330	54,070	243,100	249,700

Ratio of ounces produced to contained ounces stacked	62%	61%	52%	85%	64%	71%
Ore mined (tonnes)	1,210,000	1,188,000	1,120,000	1,152,000	4,670,000	4,320,000
Waste mined (tonnes)	743,000	1,117,000	1,090,000	701,000	3,651,000	4,428,000
Total mined (tonnes)	1,953,000	2,305,000	2,210,000	1,853,000	8,321,000	8,748,000

Waste-to-ore ratio	0.61	0.94	0.97	0.61	0.78	1.02

Ore crushed per day (tonnes)	13,200	13,200	12,100	12,500	13,000	11,800

(1)	Reported gold production for Q1-Q3 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2010 is subject to final refinery settlement and may be adjusted.

3 | ALAMOS GOLD INC

2010 RESULTS

Fourth Quarter 2010

Gold production in the fourth quarter of 2010 of 45,800 ounces was 52% higher than production of 30,200 ounces in the third quarter of 2010 and was 5% below production of 48,000 ounces in the fourth quarter of 2009.

The significant increase in production in the fourth quarter compared to the third quarter of 2010 was attributable to stable weather conditions at the Mine in the fourth quarter, combined with the recovery benefit of stacking on the expanded North Mulatos Heap leach pad. The slight decrease in production in the fourth quarter of 2010 compared to the same period of 2009 was attributable to lower grade ore mined in the fourth quarter of 2010.

2010 Year

In 2010, the Mulatos Mine produced 156,000 ounces of gold compared to 178,500 ounces in 2009. Gold production in 2010 was marginally below the low end of the Company’s production guidance range of 160,000 to 175,000 ounces. The shortfall in production compared to 2009 and the Company’s production guidance was attributable to adverse weather conditions in the second and third quarters of the year which hampered mine operations and resulted in a lower than budgeted “recovery ratio” (defined as the ratio of gold ounces produced divided by the number of contained ounces stacked).

The 13% decrease in gold production in 2010 compared to 2009 resulted from a 3% decrease in the number of contained ounces stacked on the leach pad, combined with a 10% decrease in recovery ratio.

While the number of contained ounces stacked in 2010 was only 3% lower than in 2009, the tonnes of ore stacked increased significantly, offset by a reduction in the grade of ore stacked. Ore crushed and stacked on the leach pad in 2010 was 4,729,000 tonnes, representing a 10% increase over 2009 levels. Throughout 2010, the Company focused on improving crusher throughput, while at the same time improving the quality of the crusher discharge product. In early October, the Company installed a new screening plant designed to add capacity and increase crusher throughput. Commissioning of the screening plant contributed to an increase in quarterly crusher throughput with fourth quarter 2010 throughput of 1,225,000 tonnes exceeding fourth quarter 2009 throughput by approximately 18%. For 2011, the Company is targeting average crusher throughput of 15,700 tonnes per day, which represents a 21% increase compared to 2010.

The grade of ore stacked in 2010 of 1.60 g/t Au decreased 12% in 2010 compared to 2009.

4 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company continues to benefit from positive reconciliations of mined blocks to the block model, however, not to the same extent as in prior years. The reconciliation of mined blocks to the block model in 2010 was +6%, +2% and 8% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +0%, +8%, +8% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model, which generally has the effect of extending mine life and lowering mining costs. While the Company has benefited from positive grade and tonnes reconciliations in the past, this may not be indicative of future results. The Company has budgeted grade of 1.24 g/t Au for 2011, a 23% decline from 2010 levels.

The actual recovery ratio of 64% in 2010 was below the budgeted level of 68% and approximately 10% lower than the recovery ratio in 2009 of 71%. Drought conditions in the second quarter of 2010 and an unusually long and severe rainy season in the third quarter, combined with stacking ore on higher lifts of the South Mulatos Heap resulted in lower than anticipated production in those periods. Stacking on higher lifts of the leach pad results in an increase in the amount of time required for solutions to percolate through the lifts, resulting in a temporary reduction in the recovery ratio for that period. As stacking activities shifted to the North Mulatos Heap in the fourth quarter of 2010 and the Company derived production from both the South and the North Mulatos Heaps, the recovery ratio increased to 85% in the fourth quarter of 2010. In 2011, the Company expects to achieve a recovery ratio of 70%, a 9% increase from 2010.

The following table compares costs per tonne for the periods indicated in 2010 and 2009:

Costs per tonne summary	Q1	Q2	Q3	Q4	2010	2009
Mining cost per tonne of material (ore and waste)	$2.17	$1.89	$1.89	$2.51	$2.09	$1.84

Waste-to-ore ratio	0.61	0.94	0.97	0.61	0.78	1.02

Mining cost per tonne of ore	$3.50	$3.66	$3.74	$4.04	$3.73	$3.73
Crushing/conveying cost per tonne of ore	$1.77	$2.31	$2.26	$2.09	$2.11	$1.80
Processing cost per tonne of ore	$2.43	$2.24	$3.61	$3.24	$2.87	$2.49
Mine administration cost per tonne of ore	$1.86	$2.05	$2.05	$2.11	$2.01	$1.80

Total cost per tonne of ore	$9.56	$10.26	$11.66	$11.48	$10.72	$9.82

Total cost per tonne of ore in 2010 of $10.72 increased 9% compared to $9.82 in 2009. The higher cost per tonne of ore in 2010 is primarily attributable to higher crushing and conveying costs associated with the closed circuit crushing system that was implemented in the first quarter of 2010, as well as higher processing costs due to increased reagent consumption and cost. In addition, higher diesel costs and the strengthening in value of the Mexican peso compared to the United States dollar resulted in generally higher costs in all departments.

Mining cost per tonne of material was $2.09 in 2010, approximately 14% higher than $1.84 in 2009. The increase in mining cost per tonne of material is attributable to a number of factors including a 7% increase in the value of the Mexican peso relative to the United States dollar, higher diesel costs and expenses associated with technical studies and in-pit definition drilling.

5 | ALAMOS GOLD INC

2010 RESULTS

Mining cost per tonne of ore of $3.73 in 2010 was consistent with 2009 as increased spending was offset on a per tonne basis by a 10% increase in the tonnes of ore mined, and a decrease in the waste-to-ore ratio.

Crushing and conveying costs per tonne were significantly higher in 2010 than in 2009. In early 2010, the Company commissioned the closed circuit, designed to improve the size consistency of stacked ore. In October 2010 the Company added a scalping screen plant to the crushing circuit designed to improve througput. Incremental power and maintenance costs associated with these projects are the primary reason for higher crushing and conveying costs. The higher costs associated with finer crushing ore are expected to be recovered from increased gold production.

Processing costs in 2010 of $2.87 were 15% higher than in 2009. The increase in processing costs relates to higher reagent consumption required in order to maintain reagent concentration in solution during the heavier than normal rainfalls experienced in the third quarter as well as due to stacking on higher lifts of the South Mulatos Heap leach pad in the third and fourth quarters of 2010.

Administration costs increased in 2010 compared to 2009 due to increased headcount and costs associated with camp and security contractors.

Cash operating costs of $302 per ounce of gold sold in 2010 were 9% higher than $278 reported for 2009. Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory. A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation	2010	2009

Total cost per tonne of ore	$10.72	$9.82
Ore crushed (tonnes)	4,729,000	4,296,000
Total cost	$50,695,000	$42,187,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($4,135,000)	$7,376,000
Mining and processing costs allocated to ounces sold as reported on income statement	$46,560,000	$49,563,000
Ounces sold	154,343	177,824
Cash operating cost per ounce sold	$302	$278

In 2010, the Company added ounces to its leach pad inventory as the number of recoverable ounces stacked exceeded the number of ounces produced. Since the start of 2010, the leach pad inventory, which incorporates both cash operating costs and amortization, increased from $7.2 million at December 31, 2009 to $10.5 million at year-end, reflecting an ultimate recovery assumption applied to ore stacked in the year that was higher than the “recovery ratio” for the period.

6 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the year ended December 31, 2010 is presented below:

2010
($000)

Operating capital – Mexico
Leach pad expansion	12,116
Crusher	7,654
Construction	2,705
Water Treatment Plant	4,300
Component changes	1,070
Mobile equipment	1,497
Pit design and slope stability	485
Other	1,934
31,761
Development – Mexico
Escondida development	19,567
Mulatos relocation	633
20,200
Development – Turkey
Acquisition of Ağı Dağı and Kirazlı	40,180
Development and capitalized exploration	8,969
49,149

Cash invested in mineral property, plant and equipment and acquisitions	101,110

Operating Capital - Mexico

Capital spending in Mexico in 2010 was focused primarily on projects designed to increase production or improve mining operations over the remaining life of the Mulatos Mine.

The Company invested $12.1 million in 2010 on the new expanded North Mulatos Heap. Construction of the expanded leach pad commenced in early 2010 and was completed in late October. Stacking on the first lift of the North Mulatos Heap commenced in November. The combined North and South Mulatos heap leach pads now have sufficient capacity to accommodate all of the Company’s current proven and probable reserves, as well as a portion of the additional resources that the Company expects to convert to reserves over the life of the mine. Leach pad expansion costs exceeded budget as a result of heavy rainfall in the third quarter prolonging construction activities and hindering contractor performance.

In March 2010, the Company announced a planned increase in crusher throughput of up to 20% through the addition of a screen between the secondary and tertiary crushers at an expected capital cost of $6.5M. The Company installed and commissioned the new screening

7 | ALAMOS GOLD INC

2010 RESULTS

plant effective October 1, 2010 at a total cost of approximately $7.3 million with the expectation that the screening plant would assist the Company in achieving budgeted 2011 average daily crusher throughput levels of 15,700 tonnes per day. To date, crusher throughput has not achieved budgeted levels, partially as a consequence of mining a greater proportion of oxide ore than budgeted, and partially resulting from unscheduled maintenance.

The Company also invested approximately $4.3 million in 2010 for construction materials related to the water treatment plant that will process and treat waste water prior to discharge or re-use in operations. The Company made the decision to construct the water treatment plant voluntarily in order to reduce external water consumption at the mine and to improve the quality of water discharge. The total capital cost of the water treatment plant is expected to be approximately $9.4 million, with the remaining $5.1 million budgeted for 2011.

Other construction spending in 2010 included the purchase of land and construction of a new administration office in Hermosillo, Mexico ($1.4 million), building an air strip at the mine site ($0.5M) and other infrastructure improvements ($0.8 million).

Sustaining capital in 2010 totaled $5 million and included mobile equipment purchases ($1.5 million), component changes ($1.1 million), pit design and slope stability testing to support future mine production ($0.5 million) and other ($1.9 million). Sustaining capital in 2011 is expected to be approximately $7 million.

Development - Mexico

Development activities in Mexico are focused on developing the Escondida portion of the Mulatos pit and constructing a gravity mill to process high-grade ore from Escondida and potentially from other deposits at Mulatos.

In 2010, the Company invested $19.6 million in development activities at Escondida. As at December 31, 2010, the mining contractor had removed approximately 13.3 million tonnes of overburden since the project commenced, or approximately 39% of the total required. The Company expects development of Escondida to be complete in the first quarter of 2012. The Company has budgeted $23.2 million for development activities in 2011.

Detailed engineering of the mill to process high-grade ore from the Escondida zone as well as from other potential high-grade zones started in early 2011 and construction is expected to be complete by the end of the year. The total cost of construction of the mill is estimated at $17.5 million, of which $6.6 million was planned to be incurred in the fourth quarter of 2010, with the remaining $10.9 million budgeted for 2011. Due to the finalization of contractual arrangements being deferred until the first quarter of 2011, the full estimated construction cost of $17.5 million is now expected to be incurred in 2011.

Mulatos relocation costs reflect payments made to residents of the Town of Mulatos to acquire properties, or in accordance with existing relocation agreements. The Company has budgeted $1.9 million in 2011 for costs associated with community agreements.

Development - Turkey

On January 6, 2010, the Company acquired the Ağı Dağı and Kirazlı advanced-stage gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 kilometres southeast of Çanakkale and Kirazlı is located approximately 25 kilometres northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a

8 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities, the most significant being a large coal-fired power plant adjacent to the nearby Town of Çan, which has a population of approximately 30,000.

Positive results from the Scoping Study published in the first quarter of 2010 have resulted in the decision to advance the project to the preliminary feasibility stage. On completion of a positive preliminary feasibility study, and assuming timely approval of the environmental impact assessment report and receipt of all required mining permits, production is planned to commence at Kirazlı in the first quarter of 2013, followed by Ağı Dağı in the first quarter of 2014.

In 2010, the Company invested $9.0 million at the Ağı Dağı and Kirazlı projects. Spending in 2010 was focused on exploration, preliminary engineering studies and permitting work to support the preliminary feasibility study. The Company had up to six drill rigs operating during 2010, focused on in-fill resource drilling and collecting metallurgical and geotechnical data to support the preliminary feasibility study at a cost of $6.2 million. In addition, consultant costs related to the pre-feasibility study totaled $1.6 million, while capital purchases, salaries and other costs comprised $1.2 million.

Exploration Summary

Total exploration spending in 2010 was $13.8 million. Exploration spending in Mexico of $7.6 million was expensed, while $6.2 million of exploration costs supporting development of Ağı Dağı and Kirazlı were capitalized.

Exploration - Mexico

The Company had up to five drills operating during 2010, drilling a total of 48,000 metres in 242 holes. Exploration activities in 2010 focused on the following areas:

Zone	Location	Stage
San Carlos	Northeast of El Victor Pit	Resource definition
Puerto del Aire Extension	0.8 to 2.0 kilometres northeast of the Mulatos Pit	Exploration and resource definition
El Carricito	20 kilometres southwest of the Mulatos Pit	Exploration

San Carlos

Total spending at San Carlos in 2010 of $1.6 million was focused on drilling with the objective of upgrading the existing inferred mineral resources to the measured and indicated categories, as well as further delineating zones of high-grade gold mineralization. Based on the work completed in 2010, the Company anticipates reporting reserves at San Carlos for the first time as part of its 2010 year-end mineral reserve and resource statement.

Initial observations indicate that gold mineralization at San Carlos is associated with high-specific gravity minerals, suggesting that the ore may be amenable to gravity separation and has the potential to be a future source of mill feed for the Mulatos High-Grade Mill. Metallurgical testing to determine this is expected to be completed during the second quarter

9 | ALAMOS GOLD INC

2010 RESULTS

of 2011. Drilling at San Carlos will continue, with a planned 5,000 m program to be completed during the first half of 2011. This program will focus on testing the possible extension of the resource to the northeast. Detailed modeling of the San Carlos deposit suggests that high-grade gold mineralization is controlled by several en echelon structural zones that are open towards the northeast, suggesting significant potential for discovering additional high-grade zones.

Puerto del Aire (“PdA”) Extension

The Company invested $2.8 million drilling at the PdA Extension in 2010 that focused on continuing to expand the zone to the northeast. The PdA trend had been determined to extend for more than two kilometres from the Mulatos Pit to beyond the Mulatos River. Drilling in 2010 also delineated another extension to the PdA zone that is adjacent to the Mulatos River and that appears to continue east of the Mulatos River. A total of 22,100 m in 89 holes were drilled in 2010, including 3,000 m on the eastern side of the Mulatos River in the fourth quarter.

Drilling continues to identify mafic dyke swarms along the PdA trend. Mafic dyke swarms, which at San Carlos are interpreted to be spatially related to high-grade gold mineralization, are abundant along the PdA Extension trend. Drill testing of this area will continue in 2011.

Although this area is highly prospective, the identified mineralized zones at the PdA Extension may not have metallurgical characteristics amenable to heap leaching, or portions may be located at depths which could preclude open pit mining.

El Carricito

In 2010, the Company entered into surface right access agreements that encompass the majority of the El Carricito exploration project. El Carricito is the largest area of favorable silicic and advanced argillic alteration in the Mulatos District. This zone of alteration, which has never been drill-tested, is approximately 5.5 kilometres long, up to 2.7 kilometres wide, and is up to 300 metres thick in outcrop.

Drilling equipment was mobilized to site in late September and drilling commenced at the end of the third quarter. Due to difficult terrain for road and drill pad construction, the Company completed less than 5,000 m of reverse-circulation (“RC”) drilling in the fourth quarter of a planned 10,000 m program. Total spending at El Carricito in 2010 was $0.6 million.

Drilling is presently ongoing with two RC drill rigs; however, additional drills will be added as required. El Carricito is the most prospective grassroots exploration target in the Company’s Mexican portfolio.

Exploration - Turkey

Exploration spending in 2010 at the Ağı Dağı and Kirazlı projects totaled $6.2 million focused on confirming the resource and collecting metallurgical, geotechnical and geological data to support the preliminary feasibility study. Exploration activities progressed as planned in 2010, with up to six drill rigs active during the year.

10 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Ağı Dağı

The Company drilled approximately 17,200 m in 113 holes in the Baba and Delı deposits at Ağı Dağı in 2010. In the third quarter of the year, drilling activities shifted from collecting samples for metallurgical and geotechnical testing to infill drilling and drill-testing for mineralized extensions.

Drilling in 2010 confirmed expected grades and thicknesses, with some holes significantly exceeding expectations, with respect to grade, relative to the current block model.

Assay results from drill holes that are twins of existing holes drilled by previous operators generally exceed historical results. The Company attributes this to improved core recovery as the increases in grade for twinned holes correlated to zones with improved core recovery. The Company’s average core recovery to-date is in excess of 85%, while the average core recovery by previous operators was 71%.

Drilling at Ağı Dağı is ongoing and the Company will be providing an updated mineral resource estimate for the Delı and Baba deposits as part of its annual mineral reserve and resource update in the first quarter of 2011. The Company intends to further update reserves and resources, based on the incorporation of additional drill data, as part of the preliminary feasibility study.

Çamyurt Zone

The Çamyurt target is located about three kilometres southeast of the Baba deposit and is a separate zone of economic interest. The Company received drill permits for its Çamyurt project in the fourth quarter of 2010, and immediately began establishing drill access roads and pads.

In late 2007, previous operators drilled five wide-spaced core holes at Çamyurt over a strike distance of approximately 700 metres. The drill holes all had poor core recovery and one was abandoned during drilling, however, results indicated that a potential discovery had been made. The Çamyurt zone remains open to the southwest, and there appears to be at least 800 metres of untested strike length in favourable rock types for hosting gold mineralization that outcrop at surface.

In the fourth quarter of 2010, the Company drilled 1,100 m in six holes intended to confirm the mineralized intercepts encountered by previous operators. The results of this drilling were positive and the Company’s 2011 drill program is budgeted for up to 10,500 m and is intended to demonstrate continuity and extend the strike length of the zone of known gold mineralization.

Kirazlı Main Zone

Drill permits for the Kirazlı project were received in late August 2010 and drilling commenced shortly thereafter. In 2010, the Company drilled 4,400 m in 29 holes at Kirazlı. Similar to Ağı Dağı, in-fill drilling at Kirazlı has confirmed expected grades and thicknesses, with the results from some holes significantly exceeding predicted values. Assay results from twins of holes drilled by previous operators have also exceeded historical results.

11 | ALAMOS GOLD INC

2010 RESULTS

The Company will be providing an updated mineral resource estimate for the Kirazlı deposit as part of its annual global mineral reserve and resource update in the first quarter of 2011. An additional 9,000 m of drilling is planned at Kirazlı in 2011. The Company intends to further update reserves and resources, based on the incorporation of additional drill data, as part of the preliminary feasibility study.

Rock Pile Target

Rock Pile is an exploration target located approximately one kilometre west of the main resource area at Kirazlı. Previous operators collected 71 surface rock samples with an average grade of 3.8 g/t Au over an area covering 400 metres by 100 metres. Within that group of samples, 50 of the samples were associated with silica alteration and returned values above 1 g/t Au. Previous operators also completed an inverse polarization (“IP”) survey that identified zones that may contain favourable host rocks for gold mineralization.

The Company’s exploration team conducted a geological mapping program at Rock Pile in 2010 and identified several old workings coincident with anomalous gold concentrations in both soil and rock. Rock Pile is a grass roots exploration target that has never been drill-tested. Drilling is expected to commence in the second quarter of 2011.

Financial Highlights

A summary of the Company’s financial results for the three-month periods and years ended December 31, 2010 and 2009 is presented below:

	Q4 2010	Q4 2009	2010	2009

Cash provided by operating activities before changes in non-cash working capital (000)(1)	$34,972	$30,015	$94,796	$88,541
Changes in non-cash working capital (000)	($970)	$4,764	($5,148)	$7,066
Cash provided by operating activities (000)	$34,002	$34,779	$89,648	$95,607

Earnings before income taxes (000)	$28,608	$28,467	$93,525	$78,245
Earnings (000)	$20,118	$20,081	$65,685	$55,962
Earnings per share
- basic	$0.17	$0.18	$0.57	$0.52
- diluted	$0.17	$0.18	$0.56	$0.51
Comprehensive income (000)	$18,089	$19,984	$64,725	$56,655
Weighted average number of common shares outstanding
- basic	116,100,000	109,225,000	115,183,000	106,765,000
- diluted	117,735,000	111,257,000	116,907,000	108,749,000

Assets (000)	$528,383	$360,282	$528,383	$360,282

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.

12 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company reported strong financial results in the fourth quarter of 2010, generating cash from operating activities before changes in non-cash working capital of $35.0 million, a 17% increase from $30.0 million in the fourth quarter of 2009. After changes in non-cash working capital, the Company generated $34.0 million ($0.29 per basic share) in the fourth quarter of 2010, 2% lower than $34.8 million generated in the same period of 2009.

Earnings in the fourth quarter of 2010 were $20.1 million or $0.17 per basic share, consistent with earnings of $20.1 million ($0.18 per basic share) achieved in the same period of 2009. Higher operating margins in the fourth quarter of 2010 were offset by a lower number of ounces sold and higher stock based compensation expense.

For the full 2010 year, the Company recognized record earnings of $65.7 million ($0.57 per share), a 17% increase over earnings of $56.0 million ($0.52 per share) in 2009. In 2010, the one-time gain on completion of the settlement agreement with Primero Mining coupled with higher realized gold prices to offset a 14% decline in the number of ounces sold and a significant increase in stock-based compensation expense, resulting in overall improved financial performance.

Gold Sales

Details of gold sales are presented below:

	Q4 2010	Q4 2009	YTD 2010	YTD 2009

Gold sales (ounces)	44,507	49,145	154,343	177,824
Gold sales revenues (000)	$60,791	$52,649	$189,272	$171,430
Realized gold price per ounce	$1,366	$1,071	$1,226	$964
Average gold price for period (London PM Fix)	$1,367	$1,100	$1,225	$972

Gold sales revenues in the fourth quarter of 2010 of $60.8 million achieved record levels increasing 15% over revenues of $52.6 million in the fourth quarter of 2009. The increase in gold sales revenues is attributable to a 28% increase in the average realized gold price, offset by a 9% decrease in the number of ounces sold. For 2010 year, gold sales revenues of $189.3 million also represented a record, and increased 10% over the prior year as a result of a 27% increase in the average realized gold price partially offset by a 13% decrease in the number of ounces sold.

The Company generally enters into forward gold sales contracts in order to match sales contracts with the next expected delivery. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. As at December 31, 2010, the Company did not have any significant derivative activity outstanding related to gold, and is therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The Company’s realized gold price in the fourth quarter of 2010 was $1,366 per ounce, consistent with the average London PM Fix spot market price of $1,367. The market price of gold continues to exhibit significant volatility. Subsequent to the end of the fourth quarter, the spot market gold price had increased to $1,410 per ounce on March 10, 2011. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $950 per ounce.

13 | ALAMOS GOLD INC

2010 RESULTS

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	2010	2009	Change %
Gold production (ounces) (1)	156,000	178,500	(12%)
Gold sales (ounces)	154,343	177,824	(13%)

Cash operating costs (000)(2)	$46,560	$49,563	(6%)
- Per ounce sold	$302	$278	9%

Royalties (000)(3)	$9,090	$8,641	5%
Total cash costs (000)(4)	$55,650	$58,204	(4%)
- Per ounce sold	$361	$327	10%

Amortization (000)	$20,753	$22,783	(9%)
Accretion expense (000)	$460	$344	34%
Total production costs (000)(5)	$76,863	$81,331	(5%)
- Per ounce sold	$498	$457	9%

- Realized gold price per ounce	$1,226	$964	27%
- Operating cash margin per ounce (6)	$865	$637	36%

(1)	Reported gold production is subject to final refinery settlement.
(2)

“Cash operating costs” is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. “Cash operating costs” is equivalent to mining and processing costs as reported in the Company’s financial statements, which is presented net of inventory adjustments.

(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)

“Total cash costs” is a non-GAAP measure which includes all “cash operating costs” and royalties. “Total cash costs” is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

“Total production costs” is a non-GAAP measure which includes all “total cash costs”, amortization, and accretion of asset retirement obligations. “Total production costs” is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

(6)

“Operating cash margin per ounce” is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in 2010 were $302 per ounce of gold, 9% higher than 2009. Higher processing and crushing costs and comparative strengthening in the value of the Mexican peso compared to the United States dollar resulted in increased costs. Amortization was $134 per ounce of gold sold in 2010, 5% higher than $128 per ounce in 2009. Given that approximately 25% of the Company’s fixed assets are amortized on a straight-line basis resulting in a fixed amortization charge, amortization per ounce fluctuates based on the number of ounces sold. The lower number of ounces sold in 2010 compared to 2009 resulted in the 5% increase in amortization per ounce cost in 2010.

14 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at December 31, 2010, the royalty was paid or accrued on approximately 657,000 ounces of applicable gold production. Royalty expense in 2010 of $9.1 million increased 6% above royalty expense of $8.6 million in 2009. The higher royalty expense is attributable to a higher average market gold price in 2010 compared to 2009, offset by lower gold production applicable to the royalty.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred. Total exploration expenditures in 2010 were $13.8 million, of which $7.6 million was expensed and $6.2 million of expenditures related to Turkey were capitalized. Comparatively, in 2009 a total of $9.7 million was spent on exploration activities in Mexico, of which $5.7 million was expensed.

Corporate and Administrative

Corporate and administrative expenses of $9.0 million in 2010 were approximately 43% higher than the $6.3 million incurred in 2009. Higher corporate and administrative costs were primarily the result of higher salary costs associated with new employees in the Toronto head office, increased travel requirements as well as the inclusion of costs associated with the Company’s new administration office in Ankara, Turkey.

Stock-based Compensation

Stock-based compensation expense in 2010 was $13.3 million compared to $5.9 million in 2009. The value of stock-based compensation expense is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity.

In order to promote employee retention, all stock option grants are subject to vesting provisions under which 20% of all stock options granted vest on the date of grant and 20% at each subsequent six-month period. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Stock-based compensation expense in 2010 was significantly higher than in 2009 as a result of a 60% increase in the number of stock options granted in addition to a 59% increase in the average exercise price of the granted options, which had the effect of increasing the fair value of the current year option grants.

15 | ALAMOS GOLD INC

2010 RESULTS

Accretion

Accretion expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The accretion expense for the current period increased compared to the prior year period.

Employee Future Benefits

The Company is required to recognize employee future benefit liabilities associated with its Mexican work force. The related expense for 2010 reflects the increase in the value of the associated liability. In 2009, a change in the mine life and other actuarial assumptions used in the calculation of the liability resulted in a reversal of previously recognized costs.

Interest Income

Interest income in 2010 was $1.5 million compared to interest income earned in 2009 of $1.1 million. Interest rates on deposit accounts and short-term investments improved during the year but remain near historically low levels.

Foreign Exchange Gain

The Company recognized a foreign exchange gain of $0.3 million in 2010 compared to a foreign exchange gain of $2.2 million in 2009. Throughout 2010, the value of the Mexican peso and Canadian dollar strengthened, while the Turkish Lira weakened compared to the United States dollar.

Significant foreign exchange movements in 2010 included a $0.6 million foreign exchange gain recognized on revaluation of the Company’s Turkish Lira-denominated net monetary liabilities, a $0.8 million gain on revaluation of the Company’s Canadian-dollar denominated cash position, offset by a $1.1 million foreign exchange loss resulting from revaluation of the Company’s net Mexican peso-denominated monetary liability position.

Other gain

During the third quarter of 2010, the Company reported a gain of $12.5 million on completion of a settlement agreement with Primero Mining. In consideration for relinquishing all claims, the Company received $1.0 million Canadian dollars (“CAD”) cash and shares and warrants with a fair value of $11.5 million.

In addition, other gain includes a loss on the sale of mobile equipment of $0.9 million and a $0.7 million write-down of fixed assets that were no longer in use.

Income Taxes

Tax expense in 2010 was $27.8 million compared to $22.3 million in 2009. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2010, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax installments on a monthly basis. The Company satisfies its tax liability through periodic installment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

16 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The general statutory income tax rate in Mexico for 2010 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 31% in 2010. The effective tax rate for 2010 (calculated as a percentage of earnings before income tax) was 30%, consistent with the statutory rate. The effective tax rate in 2010 is affected by the $12.5 million gain realized on completion of the settlement agreement with Primero Mining. The Company has tax loss carryforwards not previously recognized available in Canada which will offset this gain, thereby decreasing the effective tax rate. This decrease in the effective tax rate is offset by stock based compensation expense of $13.3 million, which is not deductible for tax purposes and has the effect of reducing earnings before income tax and increasing the calculated effective tax rate. The effective tax rate results from a number of factors, many of which are difficult to forecast.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010

Gold production (ounces)	46,000	42,000	42,500	48,000	41,600	38,400	30,200	45,800

Gold sales (ounces)	40,058	45,420	43,201	49,145	42,148	39,688	28,000	44,507

Gold sales ($000)	35,521	41,978	41,283	52,649	46,651	47,494	34,336	60,791

Earnings from operations ($000)	11,743	17,111	17,984	25,605	21,905	19,066	12,711	28,646

Earnings ($000)	8,797	12,969	14,115	20,081	14,005	12,078	19,484	20,118

Earnings ($ per share) – basic/diluted	0.09	0.12	0.13	0.18	0.12	0.11/ 0.10	0.17	0.17

Gold sales revenues generally trended higher over the past eight quarters as the Company has optimized mining operations and benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. The third quarter rainy season in Mexico adversely impacted gold production, sales and operating results in 2010, with a subsequent increase in the fourth quarter. Seasonal conditions could continue to impact production and financial results in future years if rainfall is significantly different from seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short term investments, amounts receivable, available for sale and held for trading securities, accounts payable and accrued liabilities and current and future income tax liabilities, some of which are denominated in Canadian dollars (“CAD”), Mexican pesos (“MXN”) and Turkish Lira (“TRL”). The Company is exposed to financial gains or losses as a result of foreign exchange movements against the United States dollar.

17 | ALAMOS GOLD INC

2010 RESULTS

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity. At December 31, 2010, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity of greater than 90 days.

The majority of the Company’s cash balances are held in United States dollars. However, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TRL. At December 31, 2010, the Company had entered into certain derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates.

The Company’s operating costs are primarily denominated in United States dollars. However, the Company also converts operating costs denominated in the CAD, MXN and TRL into United States dollars. As a result, the Company’s operating costs are affected by changes in the foreign exchange rates of those currencies. A 10% increase/(decrease) in the value of the CAD against the United States dollar in 2010 would increase/(decrease) the Company’s reported corporate and administrative costs by approximately $0.7 million annually. In 2010, a 10% increase/(decrease) in the value of the MXN compared to the United States dollar would increase/(decrease) the Company’s mining and processing costs and decrease/(increase) earnings before income taxes by approximately $2.3 million annually. A 10% change in the value of the TRL compared to the United States dollar would not have a material impact on the Company’s operating costs at this time, but could result in a significant foreign exchange gain or loss on revaluation of the Company’s TRL-denominated future tax liability balance.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash balances, which are not fully offset by CAD-denominated liabilities. As a result, the Company has entered into forward foreign currency contracts in order to reduce its exposure to changes in the value of the CAD compared to the USD. In 2010, the strengthening of the CAD resulted in a $0.8 million foreign exchange gain on revaluation. The mark-to-market loss associated with the Company’s forward foreign currency contracts was $0.7 million and is classified within other gain.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/United States dollar exchange rate resulting from its MXN-denominated taxes payable and future tax liability balances. In 2010, the Company’s net MXN-denominated liability position resulted in a foreign exchange loss on revaluation of approximately $1.1 million.

At December 31, 2010 the Company’s TRL-denominated future tax liability of $16.9 million was only partially offset by $3 million in TRL-denominated cash and short-term investments. This $13.9 million exposure resulted in a $0.6 million foreign exchange gain in 2010 as the TRL weakened compared to the United States dollar.

Liquidity and Capital Resources

During 2010, the Company’s cash and cash equivalents decreased by $14.3 million. Significant cash in-flows in 2010 included $89.6 million cash provided by operating activities,

18 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

$17.6 million cash proceeds on exercise of options, $1.4 million on proceeds from the sale of equipment, and $1.3 million attributable to foreign exchange gains on cash held in foreign currencies. Significant cash out-flows in 2010 included $101.1 million of capital expenditures in Mexico and Turkey and $15.7 million in purchases of short-term investments.

At December 31, 2010, the Company had $188.2 million in cash and cash equivalents and short-term investments compared to $186.9 million at December 31, 2009. The increase in total cash and cash equivalents and short-term investments of $1.3 million reflects positive cash flows from operations and financing activities offset by $40.2 million cash paid to acquire the Turkish projects as well as $60.9 million in capital spending in Mexico and Turkey. The Company’s working capital surplus increased to $214.6 million at December 31, 2010 from $196.8 million at December 31, 2009.

The Company has significant budgeted capital and exploration expenditures in both Mexico and Turkey in 2011. In addition to expansion activities at its operations in Mexico, the Company expects to invest significantly in exploration and development activities at its projects in Turkey over the next several years, which the Company expects to be able to finance from a combination of existing cash balances and operating cash flows.

Conversion to International Financial Reporting Standards (“IFRS”)

Effective February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement into IFRS for comparative purposes of amounts previously reported under Canadian GAAP by the Company for the year ended December 31, 2010, including a revised opening balance sheet as at January 1, 2010.

In 2009, the Company developed an IFRS project plan assigning responsibilities and outlining the proposed timing of execution of key IFRS conversion projects. The Company’s IFRS project plan stipulated several project phases. The first phase included initial training and education for key finance staff to establish appropriate IFRS financial reporting expertise at all levels of the business. This phase was largely completed in the third quarter of 2009, with key members of the IFRS project team attending external courses, as well as conducting self-study training, however, training and education remains an ongoing initiative of the Company.

The next phase of the Company’s IFRS project was the “impact assessment” phase, whereby the project team reviewed each of the significant areas of difference highlighted by the initial diagnostic. In this phase, the project team determined the potential qualitative differences between Canadian GAAP and IFRS through the completion of technical topic papers, and assessed the impact of these differences on the Company’s accounting policies, information systems, internal controls over financial reporting and other business processes.

The Company has completed technical papers that address significant GAAP differences and these have been reviewed by the Company’s auditors. In addition, the Company has quantified the impact of adjustments to the opening balance sheet, which are outlined in more detail below. Further, the Company has developed its new IFRS-compliant accounting policies, which the Company will include in its first set of IFRS statements in the first quarter of 2011. Draft financial statements under IFRS have been compiled in preparation for the transitional requirements.

19 | ALAMOS GOLD INC

2010 RESULTS

The following is a discussion of some of the accounting standards identified that will have a significant financial statement impact on the Company, and the expected impact on the opening balance sheet.

1)	IFRS 1, First-Time Adoption of IFRS:

Significant adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions which the Company expects to elect:

•	Business combination election – The election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•

Fair value or revaluation as deemed cost election – The election allows the Company to record certain items of property, plant and equipment at fair value at the date of transition. The Company obtained independent fair value appraisals for its mobile equipment fleet and identified certain significant differences between the carrying value and fair value which will reduce retained earnings and the related carrying value of mineral property, plant and equipment balance by approximately $1 million (net of tax) as at the transition date.

•	Share-based payments election – The election enables the Company to adopt IFRS 2 for unvested options at the date of transition to IFRS.

•

Decommissioning liabilities included in the cost of PP&E – This election enables the Company to apply a simplified approach for the determination of the corresponding asset balance relating to decommissioning liabilities at the date of transition. Due to changes in the discount rate applied to expected future cash out-flows, the adjustment will increase the decommissioning liability by $1.7 million, with a corresponding increase to the related asset of approximately $0.7 million, and a $1.0 million charge to opening retained earnings.

•

Borrowing costs – This election enables the Company to not retrospectively restate balances relating to the implementation requirements of IAS 23(R), as a first-time adopter is able to apply the transitional provisions from the later of January 1, 2009 or the transition date.

2)	IAS 16, Property, plant and equipment – The Company believes that its existing accounting procedures adequately account for componentization as required under IFRS. Therefore, no adjustment is expected as a result of the requirement for component accounting.

3)	IAS 37, Provisions – Differences between Canadian GAAP and IFRS with respect to the discounting calculation and discount rates applied to future asset retirement costs are being reviewed. The impact on the Company’s property acquisition liability is not expected to be material.

4)	IFRS 2, Share-based payments – The Company expects changes to its methodology used to calculate stock option forfeitures and the calculation of graded vesting for compensation expense. Based on the IFRS 1 election discussed above, the adjustment results in a reduction of retained earnings of approximately $3 million, with a corresponding increase to contributed surplus.

20 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

5)	IFRS 6, Exploration costs – The Company’s policy under Canadian GAAP requires exploration and evaluation costs to be capitalized when the properties are identified as having development potential, as evidenced by positive economic analysis on the project. There is no expected impact on transition as a result of the IFRS 6 accounting policies elected.

6)	IAS 12, Income Taxes – A key difference has been identified in that a deferred tax liability is recognized under IFRS for a temporary difference, except to the extent the deferred tax liability arises from:

a.	the initial recognition of goodwill; or

b.	the initial recognition of an asset or liability in a transaction that is not a business combination; and at the time of the transaction, affects neither accounting profit nor taxable profit (i.e. an asset acquisition).

The Company identified differences for certain transactions in which deferred tax liabilities were recognized under Canadian GAAP. The adjustment will reduce the future tax liability and corresponding mineral property, plant and equipment balances by approximately $3 million, with no material impact on opening retained earnings.

IAS 12, Income Taxes – A key difference has been identified in that a deferred tax liability is recognized under IFRS for a temporary difference caused by changes in the exchange rate of non-monetary assets and liabilities settled in a foreign currency. The Company identified differences, given that Canadian GAAP prohibited recognition of deferred tax liabilities for foreign currency changes. The adjustment will increase the future tax liability balance by approximately $5 million, with a corresponding decrease to opening retained earnings.

The Company has completed the quantification of the identified GAAP differences for the first three quarters of the 2010 comparative period. The Company expects to complete the Q4 2011 comparatives during the first quarter of 2011.

The Company has also completed a review of the above areas of potential difference on its information systems and completed the implementation of an integrated enterprise resource planning software system during the third quarter of 2010. In addition, in order to facilitate financial reporting under IFRS, the Company implemented software to facilitate tracking and accounting for stock options during the second quarter of 2010.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed and were operating effectively as at December 31, 2010.

21 | ALAMOS GOLD INC

2010 RESULTS

Disclosure Controls

Management is also responsible for the design and operation of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010 and have concluded that these controls and procedures are effective.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Commitments & Contingencies

The following table summarizes the Company’s contractual obligations at December 31, 2010:

Payments due by period ($000)

Contractual Obligations	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
Escondida development (1)	34,600	23,200	11,400	-	-
Operating lease	2,250	450	900	900	-
Accounts payable and accrued liabilities	14,393	14,393	-	-	-
Employee future benefits (2)	672	-	-	-	672
Asset retirement obligations	15,682	-	-	-	15,682
Property acquisition obligations	799	429	312	58	-
	68,396	38,472	12,612	958	16,354

(1)

During the third quarter of 2009, the Company signed a contract with an international mining contractor to develop the Escondida zone of the Mulatos deposit. Total remaining expected costs associated with this contract are approximately $34.6 million over a two-year period.

(2)

Certain termination benefits are provided to Mexican employees on involuntary termination at the end of the life of the mine, as mandated by Mexican Labor Law. In certain circumstances, the Company must also pay other contractual termination or severance benefits, the timing and amount of which are contingent on factors outside of the Company’s control.

Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $2.5 to $3.5 million per quarter.

The Company has signed relocation contracts with certain property owners and possessors in the town of Mulatos. In addition, negotiations for surface rights with respect to the La Yaqui, Cerro Pelon and El Carricito development and exploration properties are ongoing. Negotiation efforts are currently focused on resolving differences in price expectations between the Company and various counterparties.

22 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

During the second quarter of 2008, the Company entered into a land purchase agreement with certain landowners. Pursuant to the land purchase agreement, the Company made a payment of $1,250,000 in order to secure temporary occupation rights to specified land. An additional payment of $1,050,000 based on current exchange rates is payable once the land has been vacated and is transferred to the Company, which has not been accrued as at December 31, 2010. The probability and timing of this additional payment is currently unknown to the Company.

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

March 10, 2011
Common shares
- Common shares outstanding	116,684,008

Stock options
- Average exercise price CAD$12.09; approximately 58% vested	6,570,700

Total	123,254,708

Outlook

In 2010, the Company achieved its key objectives of delivering returns on producing assets through record earnings and strong cash flows, while creating shareholder value through the advancement of development projects and exploration success. Capital investments in 2010 are expected to support continued operational improvements at Mulatos. The expanded leach pad will support mining activities for the remaining reserve mine life, and the screening plant added to the crushing circuit in 2010 is expected to contribute to higher crusher throughput in 2011. In addition, the exploration successes realized in both Mexico and Turkey in 2010 are expected to contribute to the future growth of the Company. The discovery of high-grade mineralization at San Carlos has the potential to significantly increase the amount of high-grade mill ore at Mulatos, subject to metallurgical testing.

Moving ahead to 2011, the Company expects to deliver excellent operational results, while continuing to advance its key development properties in Mexico and Turkey. Production expansion at Mulatos in 2012 and beyond is expected to be derived from existing heap leach operations, mill processing of high-grade ore and the development of satellite deposits.

23 | ALAMOS GOLD INC

2010 RESULTS

In 2011, the Company is forecasting gold production of 160,000 to 175,000 ounces from the Mulatos Mine at a cash operating cost of $350 to $365 per ounce of gold sold (total cash cost per ounce of gold sold including the 5% royalty of $415 to $430 per ounce, assuming a $1,300 gold price). Key changes in assumptions in the 2011 budget compared with 2010 actual results include increased crusher throughput and higher recoveries, offset by lower grades of ore mined and crushed. Operating results for the first two months of 2011 reflect lower than budgeted crusher throughput due to unscheduled maintenance, in addition to more oxide ore being processed, which generates less fines for initial screening than other ore types. The impact of this lower than budgeted crusher throughput has been partially offset by higher than expected recoveries from the increased amount of oxide ore being processed. The Company continues to improve its operating and maintenance practices which should lead to higher crusher throughput.

Capital expenditures in Mexico in 2011 will focus on continued development of the Escondida zone and construction of the Mulatos Mill to process high-grade ore, with planned incremental production of at least 55,000 ounces per year starting in 2012, with a minimum two-year mill feed life. In addition, the Company is in the process of negotiating to acquire surface access rights at the La Yaqui and Cerro Pelon satellite deposits, which have the potential to add incremental gold production.

Future production growth is also expected to come from the Company’s Turkish development projects. The Company plans to complete the preliminary feasibility study and related environmental impact assessment reports for Ağı Dağı and Kirazlı during the third quarter of 2011. On completion of a positive preliminary feasibility study and timely approval of the environmental impact assessment reports and permits, production is planned to commence at Kirazlı in the first quarter of 2013, followed by Ağı Dağı in the first quarter of 2014.

Exploration activities are expected to deliver positive results in 2011. In Mexico, drilling at San Carlos will focus on continuing to define resources to the northeast, while exploring for additional high-grade mineralization. Drilling at the early stage El Carricito project is expected to deliver encouraging results with the potential for the discovery of economic mineralization. In Turkey, the Company believes that there is significant potential for mineral resource expansion at both the Ağı Dağı and Kirazlı projects. In addition to expanding the limits of the known mineral deposits, there are several high-priority exploration targets in close proximity to the established mineral resources that will be further defined or tested through drilling in 2011.

Future accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that public companies will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. The conversion to IFRS will require the Company to change certain accounting policies, systems, internal controls over financial reporting and disclosure controls.

24 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company accounts for its in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery of payable metals from laboratory tests and from ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

The Company is required to determine the expected value of the estimated costs of asset retirement obligations and to recognize this value as a liability when reasonably determinable. This valuation is added to the cost of the relevant mineral property on the consolidated balance sheets, and amortized as an expense in the consolidated statements of operations when the mineral property is in production. Asset retirement costs include future removal and site restoration. Key assumptions in determining the amount of the liability are total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to accretion expense in the statement of operations. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be in 10 years based on expected proven and probable reserves and the current rate of production.

The Company estimates an employee future benefits liability associated with expected future payments to its Mexican employees in accordance with the statutory laws and regulations in Mexico that govern severance and termination benefits. Such estimates are necessarily calculated with reference to expected salary increase and minimum wage rates, employee turnover, interest and inflation rates and various other factors, all of which are subject to annual review and change.

The Company follows accounting guidelines in determining the fair value of stock-based compensation. This computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events, including: an estimate of the average future hold period of issued stock options before exercise, expiry or cancellation;

25 | ALAMOS GOLD INC

2010 RESULTS

future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company’s properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company’s operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of the Company’s future financial performance.

Industry

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

Commodity Price

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and

26 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has increased significantly in the past several years. The current gold price is significantly above impairment levels. The Company has elected not to engage in significant forward selling, as a number of gold mining companies have been adversely affected by maintaining a substantial forward sales book in the face of a rising gold market. At the current rate of production, revenue will change by approximately $160,000 with each $1 change in the price of gold.

Currency

The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is subject to recent fluctuations against other currencies. The Company’s primary operations are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. In addition, the Company has exploration and development activities ongoing in Turkey where the majority of its expenditures and obligations are in Turkish lira or Euros. The Company’s head office is in Canada where it maintains cash accounts in United States and Canadian dollars. As a result, the Company has monetary assets and liabilities and expenditures in United States dollars, Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in either the Mexican peso or the Canadian dollar at this time. A 1% change in the relative value of the Canadian dollar would impact corporate and administrative costs by approximately $70,000 annually; a 1% change in the relative value of the Mexican peso would impact operating costs by approximately $230,000 annually. A significant strengthening in the value of the Turkish lira compared to the United States dollar could adversely impact the economics associated with the Company’s development-stage assets in Turkey.

Business

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company’s ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record, it may not be able to hedge future risk to the extent it feels is appropriate. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

Competitive

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations and business.

27 | ALAMOS GOLD INC

2010 RESULTS

Country

The Company conducts exploration, mine development and mining and production activities in Sonora, Mexico. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects.

The Company recently acquired development-stage assets in Turkey and is subject to risks associated with conducting exploration activities and planning mine development activities in Turkey, including risks with respect to staffing, financing, obtaining the required goods and services, permitting, community relations and environmental risks.

The Company strives to maintain good relations with the local communities in which it operates by providing employment opportunities and social services. The Company has entered into surface agreements with the Mulatos Ejido. In addition, the Company has entered into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered under Mexican law.

The Company is also in negotiations with Ejido and non-Ejido members, as a group and individually, to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can become time-consuming if demands for compensation become unreasonable. In addition, risk exists that Ejido and/or non-Ejido members could take action in attempts to physically impede access to the mine or mining operations. Such actions could include a blockade of the mine and could result in significant downtime and associated costs or suspension of operations and loss of production. With the assistance of experienced legal advisors and input and assistance from state and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost, however, there can be no assurance that this will be the case. The Company also expects that any actions taken by Ejido or non-Ejido members to interrupt or otherwise impede mine operations will be addressed by the appropriate state and federal government authorities.

During 2010, the Company received notice that the Mulatos Ejido had filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. The Company has received a legal opinion that the action is without merit. Preliminary hearings are being held, and the matter remains unresolved by the Court at this time. The Company is committed to completing the agreement based on the original terms. The land purchase agreement does not affect current mining operations of the Company.

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process. Although the Company is satisfied it has taken reasonable measures to acquire unencumbered rights to explore on and exploit its mineral reserves on the Salamandra group of concessions, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

28 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Mexico recently enacted new tax laws which provide an additional layer of complexity and uncertainty in evaluating the financial benefit from current and future operations.

Environmental

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company activities related to its Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Regulatory

The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters in both Mexico and Turkey. Specifically, the Company’s activities related to its Mulatos Mine and the Salamandra group of concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comisión Nacional del Aqua (“CAN”), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

A number of other approvals, licenses and permits are required for various aspects of mine development. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities within the Company’s Salamandra group of concessions or any other projects with which the Company

29 | ALAMOS GOLD INC

2010 RESULTS

becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Estimates

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among others. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades or ore types, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations. Based on the expected 2011 rate of production and budgeted cash operating costs, a 1% change in the expected rate of recovery of gold would result in a $4 per ounce change in cash operating costs, and an approximate $2,000,000 change in income and cash flow annually, before royalties and income taxes. A 1% change in cash cost per tonne of ore would result in a $3 per ounce change in cash cost, and approximately $500,000 change in income and cash flow annually, before royalties and tax charges.

Dependence on Management

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its Chief Executive Officer, John McCluskey and its Chief Operating Officer, Manley Guarducci. Key man life insurance is not in place on Messrs. McCluskey or Guarducci. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

Legal

Substantially all of the Company’s assets are located outside of Canada, and are held indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company’s assets located outside of Canada.

30 | ALAMOS GOLD INC

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company’s plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to: statements with respect to anticipated commencement dates of mining expansions; potential expansion costs; operations; projected quantities of future metal production; anticipated production rates and mine life; operating efficiencies; costs and expenditures and conversion of mineral resources to proven and probable reserves; and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Exploration results that include geophysics, sampling and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

31 | ALAMOS GOLD INC

2010 RESULTS

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

32 | ALAMOS GOLD INC